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ice cream
flowers
pastries
wine
pet grooming
massage
fitness
local
goodness
8:08
Current Location
Order now (before stores drive away!)
Neighbor Bakehouse
On Sunday 8 AM - 12 PM!
Under 33 Mins
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Van Dogh Grooming
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jingle

JINGLE

Marketplace for mobile shops that deliver directly to your door within minutes

jingle-app.com   Menlo Park, CA





Highlights

1. Backed by top tier VC, Bessemer Venture Partners. Investor in LinkedIn, Shopify, Pinterest & more.

2 Founder has 14 years of startup CEO experience. Has two previous exits, VC backed.

3 Founder has domain experience, managed 950 person team at REEF Technology doing last mile delivery.

4 Product market fit achieved. 12K user in one year with little marketing, 60 vendors on platform.

5 Big market, 3B deliveries made per year and growing fast.

6 Average order value went from $20 to $40 in 3 months as users trust platform and merchants.

7 Founder was a VC at USVP, a top tier firm. Stanford engineering graduate. Stanford MBA graduate.

Featured Investors

 **Bessemer Venture Partners** Follow Invested $500,000

David Cowan is one of the world's leading investors, having funded Seed, Series A, and Series B rounds that led to over 30 IPOs. David was ranked sixth on the Midas List and tied for fourth in the Midas List of Hall of Fame.

David Cowan, General Partner

"Jingle is building a platform that turns the delivery model on its head. Mobile stores offer faster and cheaper delivery, and allow the business to have a direct relationship with customers."

 **Daglar Cizmeci** | Follow | Invested $1,500,000 ⓘ

Founder and CEO with over 20 years' industry experience. As a prolific entrepreneur, Daglar has many ventures to his name and was awarded with the Wharton School's reputable 40 Under 40 accolade in 2015.
daglar-cizmeci.com

"I am excited to be an investor in Jingle. They have correctly identified the current problems with delivery and created a fresh new paradigm to solve it. Their traction in the market is real, which is why I've supported the company at three different phases of its growth as they hit milestones. The potential for growth is significant and AI has a big role to play guiding supply to find demand. Jingle can become a company of consequence. My reason for investing goes beyond the large business potential. Not only can Jingle create a fast, cost effective and scalable channel for vendors, it can also make a material impact on the overwhelming food waste problem."

 **Jeffrey Lee** in | Follow | Invested $26,000 ⓘ
Syndicate Lead

Jeff was the COO of Origin, guiding the company through its acquisition by Stratasys. Before Origin Jeff was a Venture Partner at DCM Ventures. He holds an MBA from UCLA and earned a Bachelor of Science in Electrical Engineering from Stanford University.

"Jingle is turning delivery on its head providing both fast and cheap delivery for premium, artisan goods, led by an experienced team leveraging learnings from one of the leading quick commerce companies. Jingle is an "ice cream truck with an app," which provides mobile stores that notify members when the store is in the area, thus providing product when you want it and for a low the area, thus providing product when you want it and for a low delivery cost. Jingle has found strong product market fit with Multi Dwelling Units (MDUs, like apartment complexes) where Jingle can provide amenities to residents at no cost to the MDUs, which is driving significant adoption and strong usage metrics."

 **Garo Keresteci** in | Follow | Invested $115,000 ⓘ

Garo is the Founding Partner at FUSE Create a leading creative agency in Canada. He was selected in 2005 as one of Marketing Magazine's Top 100 Most Influential People in Marketing and is often quoted in marketing trade and Canadian business magazines.

"We backed Baris in his first startup that had a successful exit. We happily backed him again at Jingle because of the domain expertise and resilience of the team and the uniqueness of the business model. Jingle has the potential to reshape the delivery business with the "push" model that has been a profitable model in the physical world"

Our Team

 ### Baris Karadogan Founder & CEO

14 years CEO experience, two exits. Was a VC for 10 years at USVP, top tier VC firm. Stanford Electrical Engineering degree and Stanford MBA degree. Avid birder, tennis player.

 ### Danielle Zotter Marketing & Operations Lead

Over 15 years in digital marketing and brand partnerships at Wanderlust and DeLeon.



Ahmet Kiziltan Engineering Lead

Fifteen years of mobile software development, including for big public carriers like Turkcell, and conglomerates like Ulker, Vestel & Dogus.

Stores on Wheels That Come To Your Door



A mobile store selling on the Jingle platform

Who We Are

Jingle is a marketplace where mobile sellers of foods and services can find customers as they drive by neighborhoods. Some call us an "ice cream truck with an app" but Jingle has many kinds of vendors, from bakeries and pet grooming to artisanal dinners, knife sharpening currently selling on our platform.




- A new delivery paradigm
  - "Push" vs. "Pull"
  - "Ice cream truck with an app"
  - Push model is like a dim sum restaurant

- Enabling mobile stores
  - **"Airbnb" marketplace for mobile stores**
  - New growth channel for local stores
  - **AI guides supply to demand**

- Under 15 minute delivery, low service fees

Some call us "an ice cream truck with an app" but we have so much more than ice cream. Pet grooming, knife sharpening, pastries, desserts, even a mobile notary is on Jingle that comes to your home.

When you order at a restaurant, or order from today's delivery apps, you are "pulling" the food from the kitchen. You order it and somebody goes to get it for you. The process of going to get it after the order is placed, is what makes it costly. After all, somebody is driving one hour to get the food to you at a $20/hr rate.

There is a more efficient model, the "push" model where foods and services drive around in vehicles and let you know when they are nearby for quick delivery. This is like the ice cream truck where kids hear the jingle and run out, or a dim sum restaurant where a cart full of food comes to your table and you simply pick it up, much faster delivery.

This is what Jingle is. Foods and services come by you and let you know when they are near. Since you can buy it when they are near, delivery is often under 15 minutes and costs a lot less for the driver. **We want to start by turning the entire San Francisco, Bay Area into one giant dim sum restaurant where foods and services are floating by and you pick from the ones around the corner.**

The Problem We Solve

1. Vendor Problem: Artisanal stores, restaurants, small businesses are not benefitting from delivery services due to high fees charged to them, as high as 35% of revenues, and they also need to advertise on the platforms to be found. Many are dropping delivery as their margins are too thin after fees to be profitable.

2. Consumer Problem: It takes more than an hour to get your food, sometimes cold, often mistaken, and fees add up easily 30-40%. **Magically, a $20 burrito becomes a $40 burrito.**

3. Driver Problem: Drivers are under immense pressure to deliver fast, and they don't get paid while they wait for the orders to come in. There is plenty of press coverage on the quite real issues drivers face on the streets.


Bair Island
Newark
San Carlos
Don Edwards San Francisco Bay National Wildlife...
Redwood City
Salt & Straw
Closed
Mountain View
La Honda
Cupertino

- Great local stores want to grow
  - Bakeries, Ice Cream Stores, all artisanal
  - But open only 10 hours a day, long lines
- But current delivery model is broken
  - Limited range, and 45 minute wait
  - Consumer pays $10-15 per delivery
  - Stores pay 30%-35% of revenue
  - Many stores want to get out of delivery
- And opening new stores is costly
  - $500K-$1M capex
  - Opex: People, rent, permits, utilities
  - All for $5-10K/mo operating income

Solution - Mobile Stores

1. Vendor Solution: With Jingle vendors don't need brick and mortar stores to open new locations. They can drive to the area they'd like to serve, and sell from their mobile store on Jingle. **$700K capex, years of TI and permitting, is replaced by $700 of opex per month** to maintain a mobile store. Doing their own deliveries they build a relationship with their customers, something they can't do on delivery platforms today. They only pay Jingle 10% of revenues as opposed to 30-40%. If an ice cream store wants to open 4 mobile stores for one evening during homecoming weekend, they can do so covering 4 different areas, and shut them down in a matter of hours. Jingle offers instant scalability.

2. Consumer Solution: **Deliveries are done under 15 minutes, and costs only $2.99 instead of $10-15 in fees.** Why? Because consumers order when van is near and delivery times are fast. Overall the Jingle model is far more drive and fuel efficient.

3. Driver Solution: If an independent driver wanted to make deliveries, they can "microfranchise" and become a stores mobile franchisee for a matter of hours. **No permits, no leases and no waiting, the mobile store is a delivery vehicle.**


Bair Island
Newark
Redwood City
Don Edwards San Francisco Bay National Wildlife...
Salt & Straw
Closed
Mountain View
Cupertino
La Honda
Brick and mortar becomes mobile
$700,000 capex becomes $700/mo opex
Instant scaling
No permits, no leases, no waiting
Store advertises its new locations
"We are open in Palo Alto, download Jingle!"
Jingle tells stores where demand is
AI calculates routes and delivery radius
Jingle tells consumers where supply is
ML based, notifications, text, even phone calls
Faster deliveries, & lower fees

$700,000 capex becomes $700/mo opex!

How It Works

Here is the summary of how Jingle is different (the following slides provide visuals)

1. Driver starts at a desired location and turns on its Jingle store.

2. Within a radius (modifiable by AI) users are notified of the presence of the store.

3. Consumer places an order.

4. Store moves to the consumer and delivers product, and while going there creates new notifications.

5. New **users are alerted and new orders are placed**.
6. **The act of delivery creates new orders, viral growth.**


AT&T
100%
100% Charged
3:32
Notification Center
Rise & Puff is Jinglin' Nearby
14m ago
Rise & Puff is just around the corner, order before it drives away!

It all starts with a user getting a notification saying a store is around the corner.


WEST OF THE ALAMEDA
West Menlo Park
SHARON HEIGHTS
STANFORD
280
SLAC National Accelerator Laboratory

We want our users to ask "What's near me?" and see what stores are nearby.

Successes So Far

In the last 3 months

1. Two vendors hit profitability on days they are active

2. Average order value climbed from $20 to $40

3. Notifications are working, 66% of traffic to our app comes from clicking notifications

4. Median delivery time is under 25 minutes and will only get better with scale.

5. 12K users in less than one year, product market fit achieved, funding will fuel user growth.

Key Metric	Result
Push Model Working	66% of traffic from notifications 50% of request become orders Grew from 5 to 20 orders per active day in last 3 months Under 25 minute deliveries
Vendor Daily Profitability	Two vendors profitable Two more close
AOV of $20 per order	Grew from $20 to $40 in last 3 months
Patents/IP	In process of filing

The "push" model is working

Engaged Customer Base

Consumer Case Study: Meet Kevin in Redwood City

What Do We Learn?
- Always waiting for something, no churn
- Variety of products purchased, only one on Doordash
- $417 order value, $112 GP, 5x CAC in 1 yr
- Strategy to push to higher value orders
- 150 such users, goal is to get to 1000 in 1 yr




12- 2022
Signup
RWC
Parade
-$20 CAC
Jan 3 -23
Pasta Rey
$41.99
$7.2 GP
$5 Tip
Jan 21 -23
C&W
$31.59
$6.2 GP
$5 Tip
Apr 2-23
C&W
$44.99
$7.5 GP
$7 Tip
Apr 6 -23
Chuck's
$25.99
$5.6 GP
$5 Tip
Jun 7 -23
Rize Up
$22.99
$5.3 GP
$5 Tip
Jul 29 -23
Tin Pot
$20.99
$5.1 GP
$6 Tip
Sep 9 -23
Wine Spies
$94.99
$12.5 GP
$20 Tip
Nov 22-23
Resharp
$96.85
$56 GP
$10 Tip
-$6 Coupon
Nov 22 -23
Tin Pot
$36.99
$6.7 GP
$4 Tip

jingle

Consumer Case Study: "Lorelei Lane"


What Do We Learn?
• 37 orders in 18 months
• $850 in sales
• Most products not available elsewhere
Chuck's Donuts
Ice cream
Chuck's Donuts
30 orders
in 12 months
AOV - $23
Median time to
deliver - 25 mins
Rize Up
Amber India
Craftsman
& Wovles
Sunday
Bakeshop
12- 2022
Signup
NextDoor
Jan 7 -23
$14.99
Jan 18 -23
$24.99
Feb 5-23
$15.99
Feb 14-23 to Feb 17-2024
8 different vendors
$651.83
Feb 18 -24
$30.49
Feb 18 -24
$30.49
Mar 9 -24
$30.49
Mar 23 -24
$28.99

jingle

Jingle Supports Local and Artisanal Merchants

Artisanal Vendors On Board

boichik
wine spies
THE CURE IV
Cocola
NEIGHBOR BAKEHOUSE × Sunday
Rick's Rather Rich Ice Cream
Coffeebar
scoop microcreamery
CRAFTSMAN AND WOLVES
Van Dogh Grooming
resharp
CHUCK'S DONUTS Redwood City
TIN POT CREAMERY
DANA STREET Roasting Company
GOLDMINE
AMBER INDIA
The Kibler Elf Pastry Workshop
KETO FITNESS MEAL
RIZE UP BAKERY


wine spies
Hi, we're jingle
Your local favorites, delivered!
jingle
Available on jingle

jingle

Upper right: Wine Spies is one of our vendors with their own van

Upper right: Wine Spies is one of our vendors with their own van Middle right: One of our vendors advertising Jingle at a farmers market Lower right: Our proof of concept van

We Dream of a World Without Wasted Food

Imagine if food inventory was on wheels and software determined where it should go.

If products are close to expiring, big sales can be given in areas that really need affordable products

Software can tell stores to go to food banks and drop off food.

Many options open up to prevent waste, when inventory is on wheels.


A World Without Wasted Food
40% of US food supply wasted every year
Grocery stores want to give it away
Nobody comes to pick it up
What if...
...the grocery store was mobile?
As food gets closer to expiry
Prices go down
The mobile van drives to a food depot, or a neighborhood that needs food
Returns to base with no waste
Less food wasted, is less food needed

Jingle can dramatically reduce food waste in the US.

Supporting Minority-owned Local

Businesses

- **50% of our vendors are minority owned**
  - Mostly small artisanal shops
- **Microfranchising evens the playing field**
  - Turns drivers into entrepreneurs
  - Lower fees for vendors
- **Far less food wasted**
  - Software tells supply where to go

       

| Black owned | Black owned | Native American owned | Indian owned | Indian owned | Vietnamese owned | Hispanic owned | LGBTQ owned |

All our vendors are artisanal and most of them minority owned.

Why Invest In Jingle?

Why Now?

- The market has become massive: The demand for delivery, in the three years since Covid has grown, and can sustain multiple unicorn providers.

- However current delivery model is broken: Vendors don't make profit, consumers pay nearly double and wait an hour, drivers are constantly under pressure, and most importantly delivery platforms themselves are unprofitable.

- Many quick delivery companies that use the "pull model" like Getir, after raising hundreds of millions of dollars from Silicon Valley investors to grow in the US, are exiting the market.

- Brick and mortar stores of artisanal local businesses are struggling to make profit. They are looking for better ways to connect with their customers and dropping out of using delivery services.

Why Us?

- Team have delivery domain experience. CEO managed a 950 person last mile delivery business.

- Jingle has come up with a new model and proven that consumers prefer to buy from local stores that come nearby.

- Product market fit has been achieved, now company needs funds to accelerate user growth.

- Currently there are no competitors with Jingle's "push model."

- With electrical vehicles, and AI from Jingle that guides supply to demand, stores can finally reach out to customers directly and more profitably than brick and mortar.

Exit Strategy

We do not have an exit strategy. We believe that if we can build a solid, sustainable business, the exit strategy will find us.